[ANADARKO LOGO]

             R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

                                                                                                         March 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561
Attention:  Ms. April Sifford

RE:    Anadarko Petroleum Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2006
          File No. 001-08968

Ladies and Gentlemen:

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80 and 17 C.F.R. Section 200.83, Anadarko Petroleum Corporation (the "Company") submitted to the Securities and Exchange Commission (the "SEC") in paper format its letter (the "Response Letter") to the SEC dated March 30, 2007 responding to comment number 9 contained in the letter from the SEC dated March 22, 2007. The Company submitted to the SEC a separate letter (the "Confidential Treatment Letter") requesting that the Company's response to such comment contained in the Response Letter and the Confidential Treatment Letter receive confidential treatment.

                                                                                                        Very truly yours,

                                                                                                        /s/ R. A. Walker